      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 2, 1997
                                                      REGISTRATION NO. 333-19653
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                   ------------------------------------------
                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6
                   ------------------------------------------
                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2
                   ------------------------------------------
A. EXACT NAME OF TRUST:
                              EQUITY INVESTOR FUND
                               TAX-DEFERRED TRUST
                               SELECT TEN SERIES
                          (FORMERLY CONCEPT SERIES 27)
                              DEFINED ASSET FUNDS
B. NAMES OF DEPOSITORS:
               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                               SMITH BARNEY INC.
                            PAINEWEBBER INCORPORATED
                       PRUDENTIAL SECURITIES INCORPORATED
                           DEAN WITTER REYNOLDS INC.
C. COMPLETE ADDRESSES OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:

 MERRILL LYNCH, PIERCE,      SMITH BARNEY INC.    DEAN WITTER REYNOLDS INC.
        FENNER &           388 GREENWICH STREET        TWO WORLD TRADE
   SMITH INCORPORATED           23RD FLOOR           CENTER--59TH FLOOR
   DEFINED ASSET FUNDS      NEW YORK, NY 10013       NEW YORK, NY 10048
      P.O. BOX 9051
PRINCETON, NJ 08543-9051


  PRUDENTIAL SECURITIES  PAINEWEBBER INCORPORATED
      INCORPORATED          1285 AVENUE OF THE
   ONE NEW YORK PLAZA            AMERICAS
   NEW YORK, NY 10292       NEW YORK, NY 10019

D. NAMES AND COMPLETE ADDRESSES OF AGENTS FOR SERVICE:

  TERESA KONCICK, ESQ.      LAURIE A. HESSLEIN       LEE B. SPENCER, JR.
      P.O. BOX 9051        388 GREENWICH STREET      ONE NEW YORK PLAZA
PRINCETON, NJ 08543-9051    NEW YORK, NY 10013       NEW YORK, NY 10292
                                                         COPIES TO:
    ROBERT E. HOLLEY        DOUGLAS LOWE, ESQ.     PIERRE DE SAINT PHALLE,
   1285 AVENUE OF THE    130 LIBERTY STREET--29TH           ESQ.
        AMERICAS                   FLOOR            450 LEXINGTON AVENUE
   NEW YORK, NY 10019       NEW YORK, NY 10006       NEW YORK, NY 10017

E. TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:
  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.
F. PROPOSED MAXIMUM OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING
REGISTERED: Indefinite
G. AMOUNT OF FILING FEE: $500 (as required by Rule 24f-2)
H. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:
 As soon as practicable after the effective date of the registration statement. THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT, THIS REGISTRATION STATEMENT SHALL HEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
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
                                                   DEFINED ASSET FUNDSSM
--------------------------------------------------------------------------------

EQUITY INVESTOR FUND          The objective of this Defined Fund is capital
TAX-DEFERRED TRUST SELECT TEN appreciation through an investment in a portfolio
SERIES                        consisting of five-year forward contracts which
(A UNIT INVESTMENT            will give investors a tax-efficient equity
TRUST)                        participation in the ten common stocks in the Dow
------------------------------Jones Industrial Average (DJIA) having the highest
/ / DESIGNED FOR CAPITAL      dividend yields business days prior to the date of
      APPRECIATION OVER A FIVEthis prospectus. The common stocks underlying the
      YEAR PERIOD             forward contracts will change annually to
/ / DEFINED PORTFOLIO ANNUALLYrepresent the ten common stocks having at that
      REPLICATING THE 10      time the highest dividend yields in the DJIA. The
      HIGHEST DIVIDEND        common stocks deliverable upon settlement of the
      YIELDING DOW STOCKS     forward contracts after the fifth year will be
/ / TAX-EFFICIENT INVESTMENT  retained in the Trust for approximately one additional year after which the Trust will terminate.
                              The value of units will fluctuate with the value of the contracts in the Trust's Portfolio and no assurance can be given that the units will appreciate in value.
                              Minimum purchase: $25,000 ($10,000 for certain
                                                        wrap-fee account
                                                        participants).


                               -------------------------------------------------
                               THESE SECURITIES HAVE NOT BEEN APPROVED OR
                               DISAPPROVED BY THE SECURITIES AND EXCHANGE
                               COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
SPONSORS:                      HAS THE COMMISSION OR ANY STATE SECURITIES
Merrill Lynch,                 COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
Pierce, Fenner & Smith         OF THIS DOCUMENT. ANY REPRESENTATION TO THE
Incorporated                   CONTRARY IS A CRIMINAL OFFENSE.
Smith Barney Inc.              Inquiries should be directed to the Trustee at
PaineWebber Incorporated       1-800-323-1508.
Prudential Securities          Prospectus dated May   , 1997.
Incorporated                   INVESTORS SHOULD READ THIS PROSPECTUS CAREFULLY
Dean Witter Reynolds Inc.      AND RETAIN IT FOR FUTURE REFERENCE.

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Defined Asset FundsSM
Defined Asset Funds is America's oldest and largest family of unit investment trusts, with over $115 billion sponsored over the last 25 years. Each Defined Asset Fund is a portfolio of preselected securities. The portfolio is divided into 'units' representing equal shares of the underlying assets.
Your financial professional can help you select a Defined Asset Fund to meet your personal investment objectives. Our size and market presence enable us to offer a wide variety of investments. The Defined Asset Funds family offers:
o Municipal bond portfolios
o Corporate bond portfolios
o Government bond portfolios
o Equity portfolios
o International bond and equity portfolios
----------------------------------------------------------------
Defining the Tax-Deferred Strategy
----------------------------------------------------------------
This Trust seeks to give investors a five year, tax efficient equity participation in the Select Ten Strategy. The Select Ten Strategy invests in approximately equal amounts of the ten highest dividend-yielding common stocks (Strategy Stocks) of the 30 stocks in the DJIA* for consecutive periods of one-year each and then, at the end of each period, reapplies the strategy to select a new portfolio of Strategy Stocks for the next year.
The Contracts held by the Trust will provide the economic equivalent of a direct investment in the Strategy Stocks for a period of five years, including any capital appreciation or depreciation and the reinvestment of dividends on the Strategy Stocks, but less fees and expenses of the Contract issuers. Counsel to the Trust is of the opinion, although the issue is not free from doubt, that investors will not be required to include any amounts in income in respect of the Trust during its first five years. It is possible, however, that the Internal Revenue Service would seek to recharacterize the Contracts as income-producing assets.
The Contracts will adjust for changes in the Strategy Stocks on April    , 1998,
1999, 2000 and 2001. On April    , 2002, immediately prior to settlement of the
Contracts, the portfolio of Strategy Stocks underlying each Contract will be readjusted to reflect the final Strategy Stocks. Following settlement of the Contracts the Trust will hold the final Strategy Stocks for an additional one year period until the Termination Date.
The Tax-Deferred Strategy provides a tax-efficient, disciplined approach to investing which ignores market timing and rejects active management.
----------------------------------------------------------------
Defining Your Portfolio
----------------------------------------------------------------
The Trust's Portfolio consists of Contracts from issuers. Each Contract
obligates its issuer to deliver to the Trust on April    , 2002 a number of
shares of the final Strategy Stocks determined by a formula based upon the
performance of the Select Ten Strategy from the date of deposit to April    ,
2002, including capital appreciation, imputed reinvestment of dividends (less fees and expenses of the Contract issuer) and annual readjustment of the underlying Strategy Stocks over a five year period. (See Trust Description--The Contracts in Part B.) Each issuer's long-term debt obligations are rated
         or better by Standard & Poor's Ratings Group or          or better by
Moody's Investors Service, Inc. Each Contract is a direct, unsecured obligation of its issuer. The Trust will also hold cash in an amount sufficient to pay estimated annual expenses during the first five years of the Trust.
On the initial date of deposit the ten Strategy Stocks underlying the Contracts were diversified across the following industries:
                                                                     APPROXIMATE
                               STRATEGY STOCK PERCENTAGE
/ / Oil/Gas-International                                                    %
/ / Chemical Products
/ / Forest Products and Paper
/ / Tobacco/Food Processing
/ / Manufacturing
/ / Financial Services/Banking
/ / Electronics
/ / Auto Manufacturing
------------------------------------
* The name 'Dow Jones Industrial Average' is the property of Dow Jones & Company, Inc., which is not affiliated with the Sponsors, has not participated in any way in the creation of the Portfolio or in the selection of securities included in the Portfolio and has not reviewed or approved any information included in this Prospectus.
----------------------------------------------------------------
Defining Your Risks
----------------------------------------------------------------
The value of your units will fluctuate with the value of the Contracts held in the Trust's portfolio. The value of the Contracts could be affected by changes in the financial condition of the issuers of the Contracts and of the issuers of the Strategy Stocks themselves. Each issuer of a Contract is rated at least AA or better, and if downgraded to BBB or below, is required to collateralize its obligation under its Contract. Despite the high investment ratings of each issuer there can be no assurance that an issuer will be able to meet its obligations with respect to a Contract. See Trust Description--The Contracts in Part B.
The Strategy Stocks generally have lower prices and therefore higher yields relative to the other stocks in the DJIA because they may, for example, be experiencing financial difficulty, or be out of favor in the market because of weak performance, poor earnings forecasts or negative publicity, or they may be reacting to general market cycles. Investing in these stocks is considered contrarian in nature. The Strategy Stocks do not reflect any investment recommendations of the Sponsors and one or more of the Strategy Stocks may, from time to time, be subject to sell recommendations from one or more of the Sponsors.
There can be no assurance that the market factors that caused the relatively low prices and high yields of the Strategy Stocks will change, that any negative conditions adversely affecting the stock price will not deteriorate, that share prices will not decline further during the life of the Trust or that the Strategy Stocks will continue to be included in the DJIA.
The Trust is not an appropriate investment for those seeking current income or who are unable to commit to a five year investment as contemplated by the Contracts. The Trust is appropriate for those seeking long term capital appreciation who are willing and able to assume the risks involved generally with an investment linked to the performance of equities.
Investors holding units at the beginning of the sixth year of the Trust must hold their units for more than a full calendar year thereafter in order to receive long term capital gains treatment on the sale or redemption of their units. Any gains recognized by investors who then sell or redeem their Units before the end of the sixth year (including gains attributable to the initial five-year period) will be taxed at ordinary income rates.
The return on an investment in the Trust will be lower than the hypothetical returns on Strategy Stocks because of sales charges (if applicable) and expenses and because of other factors described under Performance Information. Additionally, because the Trust holds Contracts and not the Strategy Stocks themselves, the Contracts may tend to be valued at less than the value of the Strategy Stocks deliverable under the Contracts. The Sponsors believe, however, that this discount will diminish as the Contracts approach their settlement date.
Unlike a mutual fund, the Trust is not actively managed and the Sponsor receives no management fee. The Strategy Stocks underlying the Contracts will not change (other than the annual readjustment) despite adverse developments affecting an issuer of a Strategy Stock, an industry, the economy or the stock market generally. Therefore, any adverse financial condition of an issuer of a Strategy Stock or any market movement in the price of a Contract or a Strategy Stock will not require the sale of a Contract (or, after the fifth year, a Strategy Stock) from the Trust's portfolio. Although the Sponsors may instruct the Trustee to sell a Contract (or, after the fifth year, a Strategy Stock) under certain limited circumstances, given the investment philosophy of the Trust, the Sponsors are not likely to do so. The Trust may continue to purchase or hold a Contract (or, after the fifth year, a Strategy Stock) even though the financial position of the issuer may have declined, the market value and yields on the Strategy Stocks may have changed or the Strategy Stocks may no longer be included in the DJIA.
----------------------------------------------------------------
Defining Your Investment
----------------------------------------------------------------
PUBLIC OFFERING PRICE PER 1,000 UNITS                 $1,030.00
The Public Offering Price as of May    , 1997, the business day prior to the
initial date of deposit is based on the aggregate offer side value of the
underlying Contracts ($             ) plus cash (including any cash held to
purchase Contracts), divided by the number of units outstanding (          )
times 1,000, plus the up-front sales charge (if applicable). The Public Offering Price on any subsequent date will vary. The underlying Contracts are valued by
an independent Evaluator at [     ] p.m. Eastern time on every business day.
DISTRIBUTIONS
The Trust will not make any distributions, either of income or principal, during the first five years of the Trust. However, during the sixth year of the Trust, you will receive distributions of any dividend income, net of expenses, on the
25th of       ,      ,             and , if you own units on the 10th of those
months.
REINVESTMENT OPTION
During the sixth year of the Trust, you can elect to automatically reinvest your distributions into additional units at a reduced sales charge. Reinvesting helps to compound your income for a greater total return.
TAXES
In the opinion of counsel, although there is no authority directly on point and, therefore, the matter is not free from doubt, you will not be required to include in income any amount in respect of your investment in the Trust, other than as a result of a sale or redemption of your units, during the Trust's first five years. It is possible, however, that the Internal Revenue Service would seek to recharacterize the Contracts as income-producing assets. Opinions of counsel are not binding on the Internal Revenue Service or the courts. After the delivery of the Strategy Stocks to the Trust, you will then be considered to receive all the dividends paid on your pro rata portion of each Strategy Stock in the Trust when those dividends are received by the Trust, even though the dividend payments may be used to pay expenses of the Trust and regardless of whether you reinvest your dividends in the Trust. Any gains recognized on a sale or redemption of units during the first year of the Trust or during the Trust's sixth year will be taxed at ordinary income rates.
TAX BASIS REPORTING
The proceeds received if you sell your units at any time before the Settlement Date of the Contracts may reflect the deduction of the costs of liquidating Contracts to meet the redemption. Additionally, if you sell your units prior to
April    , 2002, the proceeds received will reflect the deduction of the deferred sales charge (if applicable). The annual statement and the relevant tax reporting forms you will receive will be based upon the amount paid to you, net of costs of liquidating Contracts and the deferred sales charge. Accordingly, you should not increase your basis in your units by these costs or the deferred sales charge.
TERMINATION DATE
The Trust will terminate by          , 2003, slightly more than one year after
the settlement of the Contracts. At termination, investors owning units with a value of at least $250,000 may receive an in-kind distribution of the Strategy Stocks received upon settlement of the Contracts, together with cash in respect of any fractional shares. The Trust may be terminated earlier if the value of its Portfolio is less than 40% of the value of the Contracts when deposited. SPONSORS' PROFIT OR LOSS
The Sponsors' profit or loss from the Trust will include the receipt of applicable sales charges, fluctuations in the Public Offering Price or secondary
market price of units and a profit of $        on the initial deposit of the
Contracts, and a placement fee payable to the Sponsors by the issuers of the Contracts in an aggregate amount equal to 1% of the offer side value of the Contracts as of their dates of deposit. (see Underwriters' and Sponsors' Profits in Part B).
----------------------------------------------------------------
Defining Your Costs
----------------------------------------------------------------
SALES CHARGES
Investors generally will pay a maximum up-front sales charge of 3% of the offering price. However, participants in a qualified wrap-fee account offered by a Sponsor will pay no sales charges. Additionally, investors (other than participants in qualified wrap-fee accounts), who redeem their units prior to
April    , 2002, will pay a deferred sales charge of 1% of the then current net asset value of a unit. In no event, however, will the aggregate of up-front and deferred sales charges exceed an amount equal to 6.25% of the offering price on the initial date of deposit.
This fee table shows the maximum costs and expenses you would pay, directly or indirectly, if you invested in this Trust.

                                              As a %
                                              of Net
                                              Amount   Amount per
                                            Invested   1,000 Units
                                         ------------  -----------
Maximum Up-Front Sales Charge                   3.00%   $   30.00
Maximum Deferred Sales Charge                   3.25%   $   32.50
                                         ------------  -----------
Maximum Sales Charge                            6.25%   $   62.50
                                         ------------  -----------
                                         ------------  -----------

ESTIMATED ANNUAL FUND OPERATING EXPENSES

                                              As a %
                                              of Net
                                              Amount   Amount per
                                            Invested   1,000 Units
                                         ------------  -----------
Trustee's Fee                                       %   $
Portfolio Supervision, Bookkeeping and
  Administrative Fees                               %   $
Evaluator's Fee                                     %   $
Organizational Expenses                             %   $
Other Operating Expenses                            %   $
                                         ------------  -----------
TOTAL                                               %   $

These estimates do not include the costs of purchasing and selling the underlying Contracts.
The Trust (and therefore the investors) will bear all or a portion of its organizational costs--including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Trust--as is common for mutual funds.
COSTS OVER TIME
You would pay the following cumulative expenses on a $1,000 investment, assuming a 5% annual return on the investment throughout the indicated periods and redemption at the end of the period:

 1 Year     3 Years    5 Years    6 Years
    $          $          $          $

This information is presented to permit a comparison of fees.
The example uses a 5% annual rate of return as mandated by SEC regulations applicable to mutual funds.
Reductions to the repurchase and cash redemption prices in the secondary market to recoup the costs of liquidating Contracts to meet redemption (described below) have not been reflected. The example should not be considered a representation of past or future expenses or annual rates of return; the actual expenses and annual rates of return may be more or less than the example. REDEEMING OR SELLING YOUR INVESTMENT
You may redeem your units or sell your units at any time prior to the termination of the Trust. Your price will be based on the then current net asset value (generally based on the lower, bid side evaluation of the Contracts, as determined by an independent evaluator) plus principal cash. The bid side
redemption and secondary market repurchase price as of          , 1997 was
$        per 1,000 units ($      per 1,000 units less than the Public Offering
Price). After the initial offering period, the repurchase and cash redemption prices for units will be reduced to reflect the estimated costs of liquidating
Contracts to meet the redemption, currently estimated at $     per 1,000 units.
If you sell your units before [       , 2002], investors, other than
participants in a qualified wrap-fee account offered by a Sponsor, will also pay a deferred sales charge of 1% of the net asset value at that time.
During the sixth year of the Trust you may receive an in-kind distribution of the Strategy Stocks if you own Units with a value of at least $250,000 (see Redeeming Units in Part B).

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                               Defined Portfolio
--------------------------------------------------------------------------------
Equity Investor Fund                                                      , 1997
Tax-Deferred Trust, Select Ten Series
Defined Asset Funds

                                      PERCENTAGE        COST
NAME OF CONTRACT ISSUER              OF TRUST (1)   TO TRUST (2)
-----------------------------------  ------------  --------------
1.                                              %  $
2.
3.
4.
5.
                                     ------------  --------------
                                          100.00%  $
                                     ------------  --------------
                                     ------------  --------------

------------------------------------
(1) Based on Cost to Trust.
(2) Valuation by the Evaluator made on the basis of current offer side
    evaluation at the evaluation time on          , 1997.
                      ------------------------------------
The Contracts were acquired on          , 1997. A Sponsor may have acted as
underwriter, manager or co-manager of a public offering by any Contract issuer or by the issuers of the Strategy Stocks during the last three years. Affiliates of the Sponsors or one or more of the Contract issuers may serve as specialists in the Strategy Stocks on one or more stock exchanges and may have a long or short position in any of these securities or in options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the Strategy Stocks are listed. An officer, director or employee of a Sponsor may be an officer or director of one or more of the issuers of the Strategy Stocks or one or more of the Contract issuers. A Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the Strategy Stocks or in options on them. A Sponsor or one or more of the Contract issuers, their affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any Strategy Stocks or in options on them.
                      ------------------------------------
The beginning values of the Contracts are initially based on approximately equal values of the following Strategy Stocks:

                               TICKER            CURRENT
                               SYMBOL        DIVIDEND YIELD (1)
                             -------------  -----------------------
1.
2.
3.
4.
5.
6.
7.
8.
9.
10.
------------------------------------
(1) Based on closing price, on                 , 1997.

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                            Performance Information
--------------------------------------------------------------------------------
The following table compares the actual performance of the Dow Jones Industrial Average and the hypothetical performance of approximately equal amounts invested in each of the Strategy Stocks (but not the Trust) at the beginning of each year and reinvesting the proceeds annually for the past 20 years, as of December 31 in each of these years. These results represent past performance of the Strategy Stocks, and may not be indicative of future results of the Contracts, the Strategy Stocks, the Strategy or the Trust. The Strategy Stocks underperformed the DJIA in certain years. Also, an investment in the Trust will not realize as high a total return as a direct investment in the Strategy Stocks, since the Trust has sales charges and expenses and the return on the Contracts is subject to the accrual of certain expenses. Actual performance of the Trust will also differ from quoted performance of the Strategy Stocks and the DJIA because the quoted performance figures are annual figures based on closing sales prices on
December 31, while the Contracts provide for annual readjustment on July   of
each year and the Trust will terminate no later than           , 2002.
             COMPARISON OF DIVIDENDS, APPRECIATION AND TOTAL RETURN
  (FIGURES DO NOT REFLECT SALES CHARGES, COMMISSIONS, FUND EXPENSES OR TAXES)

                                                      STRATEGY STOCKS(1)             DOW JONES INDUSTRIAL AVERAGE (DJIA)
           -----------------------------------------------------------------  ----------------------------------------------
  YEAR     APPRECIATION(2)    ACTUAL DIVIDEND YIELD(3)     TOTAL RETURN(4)    APPRECIATION(2)    ACTUAL DIVIDEND YIELD(3)
---------  -----------------  ---------------------------  -----------------  -----------------  ---------------------------
     1976          27.69%                   7.12%                  34.81%             17.86%                   4.86%
     1977          -6.75                    5.92                   -0.83             -17.27                    4.56
     1978          -6.94                    7.10                    0.16              -3.15                    5.84
     1979           3.94                    8.41                   12.35               4.19                    6.33
     1980          17.83                    8.54                   26.37              14.93                    6.48
     1981          -0.94                    8.41                    7.47              -9.23                    5.83
     1982          17.24                    8.22                   25.46              19.60                    6.19
     1983          30.22                    8.24                   38.46              20.30                    5.38
     1984           0.69                    6.65                    7.34              -3.76                    4.82
     1985          21.66                    6.97                   28.63              27.66                    5.12
     1986          23.76                   10.81                   34.57              22.58                    4.33
     1987           1.87                    5.10                    6.97               2.26                    3.76
     1988          15.71                    5.79                   21.50              11.85                    4.10
     1989          20.35                    6.95                   27.30              26.96                    4.75
     1990         -13.00                    5.06                   -7.94              -4.34                    3.77
     1991          28.16                    5.21                   33.37              20.32                    3.61
     1992           3.62                    4.70                    8.32               4.17                    3.17
     1993          22.71                    4.21                   26.92              13.72                    3.00
     1994          -0.19                    4.08                    3.89               2.14                    2.81
     1995          32.45                    4.03                   36.48              33.45                    3.03
     1996          24.46                    3.48                   27.94              26.01                    2.56

  YEAR     TOTAL RETURN(4)
---------  -----------------
     1976          22.72%
     1977         -12.71
     1978           2.69
     1979          10.52
     1980          21.41
     1981          -3.40
     1982          25.79
     1983          25.68
     1984           1.06
     1985          32.78
     1986          26.91
     1987           6.02
     1988          15.95
     1989          31.71
     1990          -0.57
     1991          23.93
     1992           7.34
     1993          16.72
     1994           4.95
     1995          36.48
     1996          28.57
------------------------------------
(1) The Strategy Stocks for any given year were selected by ranking the dividend yields for each of the stocks in the DJIA as of the beginning of that year, based upon an annualization of the last quarterly or semi-annual regular dividend distribution (which would have been declared in the preceding year) divided by that stock's market value on the first trading day that year on the New York Stock Exchange.
(2) Appreciation for the Strategy Stocks is calculated by subtracting the market value of these stocks at the opening value on the first trading day on the New York Stock Exchange in a given year from the market value of those stocks at the closing value on the last trading day in that year, and dividing the result by the market value of the stocks at the opeining value on the first trading day in that year. Appreciation for the DJIA is calculated by subtracting the opening value of the DJIA on the first trading day in each year from the closing value of the DJIA on the last trading day in that year, and dividing the result by the opening value of the DJIA on the first trading day in that year.
(3) Actual Dividend Yield for the Strategy Stocks is calculated by adding the total dividends received on the stocks in the year and dividing the result by the market value of the stocks on the first trading day in that year. Actual Dividend Yield for the DJIA is calculated by taking the total dividends credited to the DJIA and dividing the result by the opening value of the DJIA on the first trading day of the year.
(4) Total Return represents the sum of Appreciation and Actual Dividend Yield. Total Returns figures do not take into consideration any reinvestment of dividend income, whereas the Contracts provide for notional reinvestment during their five year term.

                       REPORT OF INDEPENDENT ACCOUNTANTS
The Sponsors, Trustee and Holders of Equity Investor Fund, Tax-Deferred Trust, Select Ten Series, Defined Asset Funds (the 'Trust'):
We have audited the accompanying statement of condition and the related defined
portfolio included in the prospectus of the Trust as of               , 1997.
This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of an irrevocable letter of credit deposited for the purchase of contracts, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statement referred to above presents fairly, in
all material respects, the financial position of the Trust as of               ,
1997 in conformity with generally accepted accounting principles.
DELOITTE & TOUCHE LLP
New York, N.Y.
, 1997
           STATEMENT OF CONDITION AS OF                       , 1997
TRUST PROPERTY

Investments--Contracts to purchase Strategy Stocks(1)....$
Cash.....................................................
Organizational Costs(2)..................................
                                                         --------------------
           Total.........................................$
                                                         --------------------
                                                         --------------------
LIABILITY AND INTEREST OF HOLDERS
Liability: Accrued Liability(2)..........................$
                                                         --------------------
           Subtotal......................................$
                                                         --------------------
                                                         --------------------
Interest of Holders of          Units of fractional
  undivided interest outstanding:(3)
  Cost to investors(4)...................................$
  Gross underwriting commissions(5)......................
                                                         --------------------
     Subtotal
                                                         --------------------
           Total.........................................$
                                                         --------------------
                                                         --------------------

---------------
          (1) Aggregate cost to the Trust of the Contracts listed under Defined
Portfolio determined by the Evaluator at [    ] p.m., Eastern time on
              , 1997.
          (2) This represents a portion of the Trust's organizational costs which will be deferred and amortized over a one-year period. Organizational
costs have been estimated based on projected total assets of $[    ] million. To
the extent the Trust is larger or smaller, the estimate may vary.
          (3) Because the value of Contracts at the evaluation time on the initial date of deposit may differ from the amounts shown in this statement of condition, the number of Units offered on the initial date of deposit will be adjusted from the initial number of Units to maintain the $1,000 per 1,000 Units offering price.
          (4) Aggregate public offering price computed on the basis of the value
of the underlying Contracts at 4:00 p.m., Eastern time on               , 1997.
          (5) Assumes the maximum up-front sales charge per 1,000 units of 3.00% of the net amount invested.

                             DEFINED ASSET FUNDSSM
                               PROSPECTUS--PART B
                              EQUITY INVESTOR FUND
                     TAX-DEFERRED TRUST--SELECT TEN SERIES
            FURTHER INFORMATION REGARDING THE TRUST MAY BE OBTAINED
     WITHIN FIVE DAYS OF WRITING OR CALLING THE TRUSTEE AT THE ADDRESS AND
        TELEPHONE NUMBER SET FORTH ON THE BACK COVER OF THIS PROSPECTUS.
                                     Index

                                                          PAGE
                                                        ---------
Trust Description.....................................          1
Risk Factors..........................................          4
How to Buy Units......................................          5
How to Redeem or Sell Units...........................          6
Income, Distributions and Reinvestment................          7
Portfolio Expenses....................................          7
Taxes.................................................          8
                                                          PAGE
                                                        ---------
Records and Reports...................................         10
Trust Indenture.......................................         10
Miscellaneous.........................................         10
Supplemental Information..............................         13

TRUST DESCRIPTION
THE TAX-DEFERRED STRATEGY
     The Trust provides a tax-efficient approach to equity investing and seeks capital appreciation through investment in a portfolio of forward contracts (Contracts) that replicate an annual investment strategy of acquiring, and holding for one year, the ten highest dividend yielding stocks in the Dow Jones Industrial Average* as of the beginning of each anniversary of the Trust. The Select Ten Strategy is based on three time-tested investment principles: time in the market is more important than timing the market; the stocks in which to invest are the ones everyone else is selling; and dividends can be an important part of aggregate return. The Trust offers a more tax-efficient way to invest in the Select Ten Strategy. Purchasing a portfolio of these Contracts permits an investor to continue following the Select Ten Strategy without the need to make a new investment decision each year.
     An investment relating to a number of companies in the DJIA with high dividends relative to their stock prices is designed to increase the Trust's potential for higher returns. Historically, dividends have accounted for a substantial portion of the total return on stocks in the DJIA. Dividends paid on these stocks will be reflected in the appreciation in the value of the Contracts. There can be no assurance that the dividend rates on the Strategy Stocks will be maintained. Reduction or elimination of a dividend could adversely affect both the price of a Strategy Stock and the value of the Contracts.
     The first DJIA, consisting of 12 stocks, was published in The Wall Street Journal in 1896. The DJIA includes some of the most well-known, widely followed and highly capitalized companies in America. These companies file information with the SEC which is available free of charge upon request from the Trustee.
------------------
     * The name 'Dow Jones Industrial Average' is the property of Dow Jones & Company, Inc., which is not affiliated with the Sponsors, has not participated in any way in the creation of the Trust or in the selection of securities included in the Trust's portfolio and has not reviewed or approved any information included in this Prospectus.

    LIST AS OF OCTOBER 1, 1928                CURRENT LIST
----------------------------------------------------------------------
Allied Chemical                    Allied Signal
American Can                       Aluminum Co. of America
American Smelting                  American Express
American Sugar                     AT&T
American Tobbaco                   Boeing
Atlantic Refining                  Caterpillar
Bethlehem Steel                    Chevron
Chrysler                           Coca-Cola
General Electric                   Du Pont
General Motors                     Eastman Kodak
General Railway Signal             Exxon
Goodrich                           General Electric
International Harvester            General Motors
International Nickel               Goodyear
Mack Trucks                        Hewlett-Packard
Nash Motors                        IBM
North American                     International Paper
Paramount Publix                   Johnson & Johnson
Postum, Inc.                       J.P. Morgan & Co.
Radio Corporation of America (RCA) McDonald's
Sears Roebuck                      Merck
Standard Oil of New Jersey         Minnesota Mining & Manufacturing
Texas Corporation                  Philip Morris
Texas Gulf Sulphur                 Procter & Gamble
Union Carbide                      Sears Roebuck
United States Steel                Travelers Group
Victor Talking Machine             Union Carbide
Westinghouse Electric              United Technologies
Woolworth                          Wal-Mart Stores
Wright Aeronautical                Walt Disney

THE CONTRACTS
     The Trust will acquire Contracts from one or more issuers obligating each
issuer, severally and not jointly, to deliver to the Trust on April   , 2002
(Contract Settlement Date) approximately equal values of the final Strategy Stocks. The final Strategy Stocks will be those common stocks determined by application of the Strategy on the final Adjustment Date. Adjustment Date refers to each of the first, second, third, fourth and fifth annual anniversaries of the initial date of deposit. On each Adjustment Date the Select Ten Strategy will be reapplied to the DJIA to determine the Strategy Stocks for the following year or, in the case of the final Adjustment Date, until the Contract Settlement Date.

     The final Strategy Stocks to be delivered under any Contract will have an aggregate value equal to the Strategy Value for that Contract computed as of the final Adjustment Date. The Strategy Value for a Contract as of any Adjustment Date equals (a) the aggregate value of the Strategy Stocks subject to the Contract as of the preceding Adjustment Date (or, in the case of the first Adjustment Date, the initial date of deposit), plus (b) any appreciation on those Strategy Stocks since the preceding Adjustment Date (or the initial date of deposit), plus (c) any dividends declared on those Strategy Stocks (including shares of those Strategy Stocks resulting from the notional reinvestment of dividends), less (x) any depreciation on those Strategy Stocks during that
annual period, and less (y) an annual charge, accrued periodically, of $    per
$1,000 original face amount of the Contract in respect of fees and expenses of the issuers of the Contracts.
     Each Contract provides for adjustments in the value of the Contract or to the foregoing formula to prevent changes in the value of the Contract as a result of corporate actions by the issuers of the Strategy Stocks. Possible corporate actions include stock splits, reverse stock splits, stock dividends, extraordinary dividends or distributions, spin-offs and certain types of stock issuances or repurchases.
     Each Contract issuer's long-term debt obligations were rated, as of the initial date of deposit, in the category AA or better by either Standard and Poor's Ratings Group or Moody's Investors Service, Inc. In the event that either rating agency downgrades an issuer's long-term debt obligations to the BBB category or below, that issuer will be obligated to promptly pledge collateral, consisting of short-term U.S. Government securities, with a collateral agent to secure its obligations under its Contract. The collateral will be marked to market no less frequently than weekly and the issuer will be required to
maintain collateral with a market value equal to at least   % of the most
recently determined Strategy Value (assuming for purposes of that computation that the issuer's unsecured long-term debt obligations are rated AAA by Standard and Poor's or Aaa by Moody's).
SELECTION OF STRATEGY STOCKS
     The Contracts relate to the ten common stocks in the DJIA having the highest dividend yields as of the initial date of deposit or as of subsequent Adjustment Dates. Highest dividend yield is calculated by annualizing the last quarterly or semi-annual ordinary dividend distributed on a security and dividing the result by its closing sales price. This yield is historical and there is no assurance that any dividends will be declared or paid in the future on the Strategy Stocks.
     The Select Ten Strategy selection process is a straightforward, objective, mathematical application that ignores any subjective factors concerning any issuer in the DJIA, any industry or the economy generally. The application of the Strategy may cause a Contract to relate to a stock that the Sponsors do not recommend for purchase and, in fact, any Sponsor may have sell recommendations on a number of the stocks subject to the Contracts from time to time. Various theories attempt to explain why a common stock is among the ten highest yielding stocks in the DJIA at any given time: the issuer may be in financial difficulty or out of favor in the market because of weak earnings or performance or forecasts or negative publicity; uncertainties relating to pending or threatened litigation or pending or proposed legislation or government regulation; the stock may be a cyclical stock reacting to national and international economic developments; or the market may be anticipating a reduction in or the elimination of the issuer's dividend. Some of the foregoing factors may be relevant to only a segment of an issuer's overall business yet the publicity may be strong enough to outweigh otherwise solid business performance. In addition, companies in certain industries have historically paid relatively high dividends.
     The deposit of the Contracts in the Trust on the initial date of deposit established a proportionate relationship among the face amounts of each Contract. During the 90-day period following the initial date of deposit the Sponsors may deposit additional Contracts in order to create new Units, maintaining to the extent possible that original proportionate relationship. Deposits of additional Contracts subsequent to the 90-day period must generally replicate exactly the proportionate relationship among the face amounts of each Contract at the end of the initial 90-day period.
     Because each Defined Asset Fund is a preselected portfolio, you know the portfolio before you invest. Of course, the Trust's Portfolio will change somewhat over time, as Contracts are acquired upon creation of additional Units, as Contracts are sold to meet Unit redemptions or in other limited circumstances.
PORTFOLIO SUPERVISION
     The Trust follows a buy and hold investment strategy in contrast to the frequent portfolio changes of a managed fund based on economic, financial and market analyses. Although the Trust's Portfolio is regularly reviewed, because of the Strategy, the Trust is unlikely to sell any of the Contracts (or, after the Contract Settlement Date, the Strategy Stocks), other than to satisfy redemptions of units, or to cease acquiring additional Contracts in connection with the issuance of Additional Units. More specifically, adverse developments concerning a Contract or its issuer, including a decline in the value of the Contract, or adverse developments concerning a Strategy Stock including the adverse financial condition of the issuer, a failure to maintain a current dividend rate, the institution of legal proceedings against the issuer, a default under certain documents materially and adversely affecting the future declaration of dividends, or a decline in the price of the Strategy Stock, or the occurrence of other market or credit factors that might otherwise make retention of a Contract (or a Strategy Stock) detrimental to the interest of investors, will generally not cause the Trust to dispose of a Contract (or a Strategy Stock) or cease acquiring it. Furthermore, the Trust will likely continue to invest in the Contracts notwithstanding that a Security covered by the Contracts may cease to be included among the ten highest dividend yielding stocks in the DJIA or even be deleted from the DJIA.
RISK FACTORS
     An investment in the Trust entails certain risks, including the risk that the value of your investment will decline if the financial condition of a Contract issuer or the issuers of the Strategy Stocks becomes impaired or if the general condition of the stock market worsens. In the event of the failure by a Contract issuer to perform its obligations under a Contract, the Trust will be an unsecured creditor of the issuer, except to the extent that an issuer may have previously secured its obligation by a pledge of collateral. In addition, holders of common stock, generally, have inferior rights to receive payments from the the issuer as compared to the rights of creditors of, or the holders of debt obligations or preferred stocks issued by, the issuer. Common stocks in general may be especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. The Sponsors cannot predict the direction or scope of any of these factors. LITIGATION AND LEGISLATION
     The Sponsors do not know of any pending litigation as of the initial date of deposit that might reasonably be expected to have a material adverse effect on the Trust, although pending litigation may have a material adverse effect on the value of the Contracts or Strategy Stocks. In addition, at any time after the initial date of deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, affecting the Contracts or Strategy Stocks or the issuers of the Contracts or the Strategy Stocks. Changing approaches to regulation, particularly with respect to the environment or with respect to the petroleum or tobacco industry, may have a negative impact on certain Strategy Stocks. There can be no assurance that future litigation, legislation, regulation or deregulation will not have a material adverse effect on the Trust's Portfolio or will not impair the ability of the issuers of the Contracts or the Strategy Stocks to achieve their business goals.
FACTORS AFFECTING TRADING PRICES OF CONTRACTS
     The trading prices of the Contracts in the secondary market will be directly affected by the trading prices of the Strategy Stocks in the secondary market. It is impossible to predict whether the prices of the Strategy Stocks will rise or fall. It is also not possible to predict accurately how or whether the Contracts will trade in the secondary market. Any market that develops for the Contracts is likely to influence and be influenced by the market for Strategy Stocks. For example, the prices of Strategy Stocks could be depressed by investors' anticipation of the potential distribution into the market of substantial additional amounts of Strategy Stocks on the Contract Settlement Date and by hedging or arbitrage trading activity that may develop involving the Contracts and the Strategy Stocks. The Sponsors believe that there should be a readily available market among institutional investors for the Contracts in the event it is necessary to sell Contracts to meet redemptions of units.
NO STOCKHOLDER RIGHTS
     As holders of the Contracts the Trust will not be entitled to any rights with respect to the Strategy Stocks (including, without limitation, voting rights and rights to receive any dividends or other distributions in respect thereof) unless and until such time as the Contract issuers shall have delivered shares of Strategy Stocks on the Contract Settlement Date. For example, in the event that an amendment is proposed to the certificate of incorporation of a Strategy Stock and the record date for determining the stockholders of record entitled to vote on such amendment occurs prior to such delivery, holders of the Contracts, such as the Trust, will not be entitled to vote on such amendment. LIFE OF THE FUND; FUND TERMINATION
     The Trust will be terminated no later than the termination date specified in Part A of the Prospectus. It will terminate earlier upon the disposition of the last Contract (or, if after the Contract Settlement, the last Strategy Stock), upon the consent of investors holding 51% of the Units or upon a determination by the Sponsors that continuation of the Trust will have adverse tax consequences to investors. The Trust may also be terminated earlier by the Sponsors once its total assets have fallen below the minimum value specified in Part A of the Prospectus. A decision by the Sponsors to terminate the Trust early will be based on factors such as the size of the Trust's Portfolio relative to its original size, the ratio of Trust expenses to income, and the cost of maintaining a current prospectus.
     Notice of impending termination will be provided to investors and thereafter units will no longer be redeemable. On or shortly before termination, the Trustee will seek to dispose of any Contracts or Strategy Stocks remaining in the Trust's Portfolio although any Contract or Strategy Stock unable to be sold at a reasonable price may continue to be held by the Trustee in a liquidating trust pending its final disposition. A proportional share of the expenses associated with termination, including brokerage costs in disposing of Contracts or Strategy Stocks, will be borne by investors remaining at that time. This may have the effect of reducing the amount of proceeds those investors are to receive in any final distribution.
HOW TO BUY UNITS
     Units are available from the Sponsors, Underwriters and other broker-dealers at the Public Offering Price. The Public Offering Price varies each Business Day with changes in the value of the Trust's Portfolio and other assets and liabilities of the Trust.
PUBLIC OFFERING PRICE
      Units purchased by participants in a qualified wrap-fee account offered by a Sponsor will not be subject to any up-front or deferred sales charge. Other investors are charged a combination of up-front and deferred sales charges. The maximum up-front sales charge is equal to 3% of the net amount invested or, for quantity purchases of units by an investor and the investor's spouse and minor children, or by a single trust estate or fiduciary account, made on a single day, the following percentages of the net amount invested:


                                  APPLICABLE SALES CHARGE
                                  (GROSS UNDERWRITING PROFIT)
AMOUNT PURCHASED                  AS % OF NET AMOUNT INVESTED
--------------------------------  -----------------------------
Less than $       ..............                     %
$       to $       .............
$         to $        ..........
$         or more...............

     The deferred sales charge is a one-time charge assessed against investors
who redeem Units prior to April   , 2002. The deferred sales charge is equal to
  % of the net asset value of a Unit at the time of redemption and will be deducted from the redemption or repurchase proceeds payable to a redeeming investor. The up-front and deferred sales charges will not, in the aggregate, exceed an amount equal to 6.25% of the offering price on the initial date of deposit.
EVALUATIONS
     Evaluations are determined by the independent Evaluator on each Business Day. This excludes Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange: New Year's Day, Presidents' Day,

Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas. The value of the Contracts, will be determined by the Evaluator on the basis of current bid or offer prices for the Contracts. It is possible that the bid prices for the Contracts could be significantly lower than the offer prices. Neither the Sponsors, the Trustee nor the Evaluator guarantee the enforceability, marketability or price of any Contracts or will be liable for errors in the Evaluator's judgment. The fees of the Evaluator will be borne by the Trust.
NO CERTIFICATES
     All investors are required to hold their Units in uncertificated form and in 'street name' by their broker, dealer or financial institution at the Depository Trust Company ('DTC').
HOW TO REDEEM OR SELL UNITS
     You can redeem your Units at any time for net asset value. In addition, the Sponsors have maintained an uninterrupted secondary market for Units for over 20 years and will ordinarily buy back Units at net asset value. The following describes these two methods to redeem or sell Units in greater detail.
REDEEMING UNITS
     You can always redeem your Units for net asset value. This can be done by contacting your broker, dealer or financial institution that holds your Units in street name. In certain instances, additional documents may be required such as a trust instrument, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian.
     Within seven days after the receipt of your request (and any necessary documents), a check will be mailed to you in an amount equal to the net asset value of your Units. Because of the sales charge, market movements or changes in the Trust's Portfolio, net asset value at the time you redeem your Units may be greater or less than the original cost of your Units. Net asset value is calculated each Business Day by adding the value of the Contracts (or, after the Contract Settlement Date, the Strategy Stocks) ('Securities'), declared but unpaid dividends on the Securities, cash and the value of any other Trust assets; deducting any unpaid taxes or other governmental charges, accrued but unpaid Trust expenses, unreimbursed Trustee advances, cash held to redeem Units or for distribution to investors and the value of any other Trust liabilities; and dividing the result by the number of outstanding Units. Net asset value will be reduced by any applicable deferred sales charges and after the initial offering period, net asset value will also be reduced to reflect the cost to the Trust of liquidating Securities to pay the redemption price.
     As long as the Sponsors are maintaining a secondary market for Units (as described below), the Trustee will not actually redeem your Units but will sell them to the Sponsors for net asset value. If the Sponsors are not maintaining a secondary market, the Trustee will redeem your Units for net asset value or will sell your Units in the over-the-counter market if the Trustee believes it will obtain a higher net price for your Units. If the Trustee is able to sell the Units for a net price higher than net asset value, you will receive the net proceeds of the sale.
     If cash is not available in the Trust's Income and Capital Accounts to pay redemptions, the Trustee may sell Securities selected by the Sponsors based on market and credit factors determined to be in the best interest of the Trust. These sales are often made at times when the Securities would not otherwise be sold and may result in lower prices than might be realized otherwise and may also reduce the size and diversity of the Trust. If Securities are being sold during a time when additional Units are being created by the purchase of additional Securities (as described under Selection of Strategy Stocks), Securities will be sold in a manner designed to maintain, to the extent practicable, the proportionate relationship among each Security in the Trust's Portfolio.
     Any investor owning Units representing Securities with a value of at least $250,000 who redeems those Units may, in lieu of cash redemption, request distribution in kind of an amount and value of Securities per Unit equal to the otherwise applicable Redemption Price per Unit. Generally, subject to applicable federal and state laws governing the transfer of restricted securities and all other applicable legal restrictions, a portion of each Security less any applicable deferred sales charges will be paid over to a distribution agent and either held for the account of the investor or disposed of in accordance with instructions of the investor. Any brokerage commissions on sales of Securities in connection with in-kind redemptions will be borne by the redeeming investors. The in-kind redemption option is subject to all applicable legal restrictions and may be terminated by the Sponsors at any time upon prior notice to investors.
     Redemptions may be suspended or payment postponed (i) if the New York Stock Exchange is closed (other than customary weekend and holiday closings), (ii) if the SEC determines that trading on the New York Stock Exchange is restricted or that an emergency exists making disposal or evaluation of the Securities not reasonably practicable or (iii) for any other period permitted by SEC order. SPONSORS' SECONDARY MARKET FOR UNITS
     The Sponsors, while not obligated to do so, will buy back Units at net asset value as long as they are maintaining a secondary market for Units. Because of the sales charge, market movements or changes in the Trust's Portfolio, net asset value at the time you sell your Units may be greater or less than the original cost of your Units. The Sponsors may resell the Units to other buyers or redeem the Units by tendering them to the Trustee.
     The Sponsors may discontinue the secondary market for Units without prior notice if the supply of Units exceeds demand or for other business reasons. Regardless of whether the Sponsors maintain a secondary market, you have the right to redeem your Units for net asset value with the Trustee at any time, as described above.
INCOME, DISTRIBUTIONS AND REINVESTMENT
INCOME AND DISTRIBUTIONS
     In the sixth year of the Trust, the annual income per Unit will depend primarily upon the amount of dividends declared and paid by the issuers of the Strategy Stocks and, to a lesser degree, upon the level of sales of Strategy Stocks. There is no assurance that dividends on the Strategy Stocks will be declared. Each Unit receives an equal share of distributions of dividend income. Because dividends on the Strategy Stocks will not be received at a constant rate throughout the year, any distribution may be more or less than the amount then credited to the Income Account. Dividends received are credited to an Income Account and other receipts to a Capital Account. A Reserve Account may be created by withdrawing from the Income and Capital Accounts amounts considered appropriate by the Trustee to reserve for any material amount that may be payable out of the Trust. Funds held by the Trustee in the various accounts do not bear interest. Proceeds of the disposition of any Strategy Stocks not used to redeem Units will be held in the Capital Account and distributed on the final Distribution Day or following liquidation of the Fund.
REINVESTMENT
     In the sixth year of the Trust, income and principal distributions on Units may be reinvested by participating in the Trust's reinvestment plan. Under the plan, the Units acquired for investors will be either Units already held in inventory by the Sponsors or new Units created by the Sponsors' deposit of additional Securities, contracts to purchase additional Securities or cash (or a bank letter of credit in lieu of cash) with instructions to purchase additional Securities. Deposits or purchases of additional Securities will generally be made so as to maintain the then existing proportionate relationship among the number of shares of each Security in the Trust's Portfolio. Units acquired by reinvestment will not be subject to any sales charge. The Sponsors reserve the right to amend, modify or terminate the reinvestment plan at any time without prior notice. Investors holding Units in 'street name' should contact their broker, dealer or financial institution if they wish to participate in the reinvestment plan.
TRUST EXPENSES
     Estimated annual Trust expenses are listed in Part A of the Prospectus; if actual expenses exceed the estimate, the excess will be borne by the Trust. The Trustee's annual fee is payable in monthly installments. The Trustee also benefits when it holds cash for the Trust in non-interest bearing accounts. Possible additional charges include Trustee fees and expenses for extraordinary services, costs of indemnifying the Trustee and the Sponsors, costs of action taken to protect the Trust and other legal fees and expenses, Trust termination expenses and any governmental charges. The Trustee has a lien on Trust assets to secure reimbursement of these amounts and may sell Securities for this purpose if cash is not available. The Sponsors receive an annual fee currently estimated at $0.35 per 1,000 Units to reimburse them for the cost of providing Portfolio supervisory services to the Trust. While the fee may exceed their costs of providing these services to the Trust, the total supervision fees from all Series of Equity Investor Fund will not exceed their costs for providing these services to all of those Series during any calendar year. The Sponsors may also be reimbursed for their costs of providing bookkeeping and administrative services to Defined Asset Funds, currently estimated at $0.10 per 1,000 Units. The Trustee's, Sponsors' and Evaluator's fees may be adjusted for inflation without investors' approval.
     Expenses incurred in establishing the Trust, including the cost of the initial preparation of documents relating to the Trust, Federal and State registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses will be paid by the Trust and amortized over a one-year period. Advertising and selling expenses will be paid from the Underwriting Account at no charge to the Trust. Defined Asset Funds can be a cost-effective way to purchase and hold investments. Annual operating expenses are generally lower than for managed funds. Because Defined Asset Funds have no management fees, limited transaction costs and no ongoing marketing expenses, operating expenses are generally less than 0.25% a year. When compounded annually, small differences in expense ratios can make a big difference in your investment results.
TAXES
     The following discussion addresses certain U.S. federal income tax consequences of an investment in Units by U.S. persons, as defined for purposes of the Internal Revenue Code of 1986, as amended (the 'Code'). The discussion addresses only investors who hold Units as capital assets and does not address the tax consequences of an investment in Units by persons who may be subject to special rules, such as dealers, financial institutions or insurance companies. The discussion is based on the Code, Treasury regulations, administrative rulings and judicial decisions as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect.
     No ruling has been requested from the Internal Revenue Service with respect to the Contracts, and there can be no assurance that the treatment described below will be accepted by the Internal Revenue Service or the courts. Because of the lack of statutory, judicial or administrative authority on point, there are uncertainties regarding the U.S. federal income tax consequences of an investment in Units. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in Units (including alternative characterizations of the Contracts) and regarding any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.
In the opinion of Davis Polk & Wardwall ('Counsel'), special counsel for the Sponsor, under existing law:
        The Trust is not an association taxable as a corporation for federal income tax purposes. Under the grantor trust rules of Sections 611-679 of the Code, each investor will be treated as owning a pro rata portion of the Contracts in the Trust or, after settlement of the Contracts, will be treated as owning a pro rata portion of each Strategy Stock in the Trust. Counsel is of the opinion that, although there is no authority directly on point, and therefore the issue is not free from doubt, an investor will not be required to include in income any amounts in respect of his investment in the Trust, other than as a result of a disposition or redemption of his Units, prior to the settlement of the Contracts. It is possible, however, that the Internal Revenue Service will seek to recharacterize the Contracts in a manner that would result in income to investors during the period in which the Trust is holding the Contracts. Although Counsel is of the opinion that any attempted recharacterization of the Contracts would not prevail, opinions of Counsel are not binding on the Internal Revenue Service or the courts.
        Counsel is also of the opinion that, although the issue is not free from doubt, an investor will not recognize gain or loss upon settlement of the Contracts, but rather will be treated as having acquired a pro rata portion of the Strategy Stocks delivered to the Trust. Each investor's holding period for the Strategy Stocks will begin on the day after the Settlement Date and each investor's holding period for his Units will therefore be deemed to recommence on the day after the Settlement Date.
        After the delivery of the Strategy Stocks to the Trust, each investor will be considered to have received all of the dividends paid on his pro rata portion of each Strategy Stock when the dividends are received by the Trust, regardless of whether the dividends are automatically reinvested. Dividends so treated as having been received by a corporate investor from domestic corporations will generally qualify for the dividends-received deduction, which is currently 70%. Depending upon the particular corporate investor's circumstances, limitations on the availability of the dividends-received deduction may be applicable. Further, Congress from time to time considers proposals that would adversely affect the after-tax return to investors that can take advantage of the deduction. For example, on February 6, 1997, the Clinton Administration proposed reducing the deduction to 50% for dividends paid or accrued more than 30 days after the date of enactment of the proposal. Investors are urged to consult their own tax advisors in this regard.
        An individual investor who itemizes deductions will be entitled to deduct his pro rata share of ongoing Trust expenses only to the extent that this amount, together with the investor's other miscellaneous itemized deductions, exceeds 2% of his adjusted gross income. In addition, (i) there are further restrictions on the ability of an individual investor with an adjusted gross income in excess of a specified amount to deduct his pro rata portion of the ongoing Trust expenses and (ii) an individual investor will not be entitled to deduct his pro rata portion of the ongoing Trust expenses for purposes of calculating his alternative minimum tax liability.
        Counsel believes that an investor's basis in his Units will equal the cost of his Units, reduced by the amount of cash held by the Trust that has been used to pay ongoing Trust expenses. However, the Internal Revenue Service might take the position that the investor's pro rata portion of the expenses in connection with the organization of the Trust, underwriting discounts and commissions, and other offering expenses are amortizable and deductible over the term of the Trust, subject to the limitations discussed above with respect to deductions for ongoing Trust expenses. In that case, an investor's basis in his Units would be reduced by the amortized amount of these expenses.
        An investor will recognize taxable gain or loss upon a sale or redemption of Units or when the Trustee disposes of his pro rata portion of the Contracts or of the Strategy Stocks from the Trust. Counsel is of the opinion that, except as described below, this gain or loss will be long-term capital gain or loss if, at the time of the sale, the investor's holding period for the Units is more than one year. As stated above, an investor who holds Units on the Settlement Date will have a new holding period for his pro rata portion of the Strategy Stocks starting on the day after the Settlement Date. As a result, an investor who sells or redeems Units after the Settlement Date, and prior to the first date that is more than one year after the Settlement Date, will recognize short-term capital gain or loss. Net short-term capital gain is taxed at the same rate as ordinary income.
        Counsel is of the opinion that, under the income tax laws of the State and City of New York, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the investors in the same manner as for U.S. federal income tax purposes.
        The foregoing discussion relates only to the tax treatment of U.S. investors with regard to U.S. federal and certain aspects of New York State and City income taxes. Investors may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisors in this regard. Investors that are not U.S. citizens or residents ('foreign investors') should be aware that their share of dividends paid on the Strategy Stocks during the Trust's sixth year will, if current law is still applicable at that time, generally be subject to a withholding tax of 30% (or a lower treaty rate for eligible foreign investors). Foreign investors should consult their tax advisors on their eligibility for the withholding rate under applicable treaties.
                                   *  *  *  *
The Trustee will furnish information returns to each investor and to the Internal Revenue Service.
RECORDS AND REPORTS
     The Trustee keeps a register of the names, addresses and holdings of all investors. The Trustee also keeps records of the transactions of the Trust, including copies of the Contracts and a copy of the Indenture, which may be inspected by investors at reasonable times during business hours.
     The Trustee sends each investor of record an annual report summarizing transactions in the Trust's accounts, including amounts distributed from them, any portfolio securities purchased or sold, listing securities held and the number of Units outstanding and the Redemption Price per 1,000 Units at year end, and fees and expenses paid by the Trust among other matters. Trust accounts are audited annually by independent accountants selected by the Sponsors and the report of the accountants will be available from the Trustee on request.
TRUST INDENTURE
     The Trust is a 'unit investment trust' created under New York law by a Trust Indenture among the Sponsors, the Trustee and the Evaluator. This Prospectus summarizes various provisions of the Indenture, but each statement is qualified in its entirety by reference to the Indenture.
     The Indenture may be amended by the Sponsors and the Trustee without consent by investors to cure ambiguities or to correct or supplement any defective or inconsistent provision, to make any amendment required by the SEC or other governmental agency or to make any other change not materially adverse to the interest of investors (as determined in good faith by the Sponsors). The Indenture may also generally be amended upon consent of investors holding 51% of the Units. No amendment may reduce the interest of any investor in the Trust without the investor's consent or reduce the percentage of Units required to consent to any amendment without unanimous consent of investors. Investors will be notified of the substance of any amendment.
     The Trustee may resign upon notice to the Sponsors. It may be removed by investors holding 51% of the Units at any time or by the Sponsors without the consent of investors if it becomes incapable of acting or bankrupt, its affairs are taken over by public authorities, or if under certain conditions the Sponsors determine in good faith that its replacement is in the best interest of the investors. The Evaluator may resign or be removed by the Sponsors and Trustee without the investors' consent. The resignation or removal of either becomes effective upon acceptance of appointment by a successor; in this case, the Sponsors will use their best efforts to appoint a successor promptly; however, if upon resignation no successor has accepted appointment within 30 days after notification, the resigning Trustee or Evaluator may apply to a court of competent jurisdiction to appoint a successor.
     Any Sponsor may resign so long as one Sponsor with a net worth of $2,000,000 remains. A new Sponsor may be appointed by the remaining Sponsors and the Trustee to assume the duties of the resigning Sponsor. If there is only one Sponsor and it fails to perform its duties or becomes incapable of acting or bankrupt or its affairs are taken over by public authorities, the Trustee may appoint a successor Sponsor at reasonable rates of compensation, terminate the Indenture and liquidate the Trust or continue to act as Trustee without a Sponsor. Merrill Lynch, Pierce, Fenner & Smith Incorporated has been appointed as Agent for the Sponsors by the other Sponsors.
     The Sponsors, the Trustee and the Evaluator are not liable to investors or any other party for any act or omission in the conduct of their responsibilities absent bad faith, willful misfeasance, negligence (gross negligence in the case of a Sponsor) or reckless disregard of duty. The Indenture contains customary provisions limiting the liability of the Trustee.
MISCELLANEOUS
LEGAL OPINION
     The legality of the Units has been passed upon by Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsors.
AUDITORS
     The Statement of Condition in Part A of the Prospectus was audited by Deloitte & Touche LLP, independent accountants, as stated in their opinion. It is included in reliance upon that opinion given on the authority of that firm as experts in accounting and auditing.
TRUSTEE
     The Trustee and its address are stated on the back cover of the Prospectus. The Trustee is subject to supervision by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and New York State banking authorities.
SPONSORS
     The Sponsors are listed on the back cover of the Prospectus. They may include Merrill Lynch, Pierce, Fenner & Smith Incorporated, a wholly-owned subsidiary of Merrill Lynch Co. Inc.; Smith Barney Inc., an indirect wholly-owned subsidiary of The Travelers Inc.; PaineWebber Incorporated, a wholly-owned subsidiary of PaineWebber Group Inc.; Prudential Securities Incorporated, an indirect wholly-owned subsidiary of the Prudential Insurance Company of America, and Dean Witter Reynolds, Inc., a principal operating subsidiary of Dean Witter Discover & Co. Each Sponsor, or one of its predecessor corporations, has acted as Sponsor of a number of series of unit investment trusts. Each Sponsor has acted as principal underwriter and managing underwriter of other investment companies. The Sponsors, in addition to participating as members of various selling groups or as agents of other investment companies, execute orders on behalf of investment companies for the purchase and sale of securities of these companies and sell securities to these companies in their capacities as brokers or dealers in securities.
CODE OF ETHICS
     The Agent for the Sponsors has adopted a code of ethics requiring preclearance and reporting of personal securities transactions by its personnel who have access to information on Defined Asset Funds portfolio transactions. The code is intended to prevent any act, practice or course of conduct which would operate as a fraud or deceit on any Trust and to provide guidance to these persons regarding standards of conduct consistent with the Agent's responsibilities to Defined Asset Funds.
PUBLIC DISTRIBUTION
     During the initial offering period and thereafter to the extent additional Units continue to be offered for sale to the public by means of this Prospectus, Units will be distributed directly to the public by this Prospectus at the Public Offering Price determined in the manner provided above. The Sponsors intend to qualify Units for sale in all states in which qualification is deemed necessary through the Underwriting Account and by dealers who are members of the National Association of Securities Dealers, Inc. The Sponsors do not intend to qualify Units for sale in any foreign countries and this Prospectus does not constitute an offer to sell Units in any country where Units cannot lawfully be sold.
UNDERWRITERS' AND SPONSORS' PROFITS
     Upon sale of the Units, the Underwriters will be entitled to receive sales charges; each Underwriter's interest in the Underwriting Account will depend on the number of Units acquired through the issuance of additional Units. The Sponsors also realize a profit or loss on deposit of the Contracts equal to the difference between the cost of the Contracts to the Trust (based on the aggregate offer side value of the Contracts on their date of deposit) and the purchase price of the Contracts to the Sponsors and also receives placement fees from the Contract issuers in an aggregate amount equal to 1% of the offer side value of the Contracts as of their dates of deposit. During the initial offering period, the Underwriting Account also may realize profits or sustain losses as a result of fluctuations after the initial date of deposit in the Public Offering Price of the Units. In maintaining a secondary market for Units, the Sponsors will also realize profits or sustain losses in the amount of any difference between the prices at which they buy Units and the prices at which they resell these Units (which include any sales charge) or the prices at which they redeem the Units. Cash, if any, made available by buyers of Units to the Sponsors prior to a settlement date for the purchase of Units may be used in the Sponsors' businesses to the extent permitted by Rule 15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the Sponsors.
PERFORMANCE INFORMATION
     Total returns, average annualized returns or cumulative returns for various periods of the Strategy Stocks, the related index or the Trust may be included from time to time in advertisements, sales literature and reports to current or prospective investors. Total return shows changes in Unit price during the period plus reinvestment of dividends and capital gains, divided by the maximum public offering price. Average annualized returns show the average return for stated periods of longer than a year. Sales material may also include an illustration of the cumulative results of like annual investments in Strategy Stocks during an accumulation period and like annual withdrawals during a distribution period. Returns of Strategy Stocks may also be shown in comparison to other indexes, to which may be added by year various national and international political and economic events, milestones in price and market indicators, and offerings of Defined Asset Funds. This performance may also be compared for various periods with investments in short-term U.S. Treasury securities. Investors should bear in mind that this represents past performance and is no assurance of future results of the Trust. Advertisements and other material distributed to prospective investors may include the average annual compounded rate of return on selected types of assets for periods of at least 10 years, as compiled by Ibbotson Associates, compared to the rate of inflation over the same period.
     The following chart shows the average annual compounded rate of return of selected asset classes over the 10-year and 20-year periods ending December 31, 1996, compared to the rate of inflation over the same periods. Of course, this chart represents past performance of these investments and is no guarantee of future results, either of these categories or of any Defined Fund. Defined Funds also have sales charges and expenses which are not reflected in the chart.

Stocks (S&P 500)
20 yr                                               14.55%
10 yr                                                  15.28%
Small-company stocks
20 yr                                                             17.84%
10 yr                                         12.98%
Long-term corporate bonds
20 yr                            9.71%
10 yr                           9.48%
U.S. Treasury bills (short-term)
20 yr                  7.28%
10 yr          5.46%
Consumer Price Index
20 yr         5.15%
10 yr  3.70%


Source: Ibbotson Associates. Used with permission. All rights reserved.
DEFINED ASSET FUNDS
     For decades informed investors have purchased unit investment trusts for dependability and professional selection of investments. Defined Asset Funds' philosophy is to allow investors to 'buy with knowledge' (because, unlike managed funds, the portfolio is relatively fixed) and 'hold with confidence' (because the portfolio is professionally selected and regularly reviewed). Defined Asset Funds offers an array of simple and convenient investment choices, suited to fit a wide variety of personal financial goals--a buy and hold strategy for capital accumulation, such as for children's education or retirement or regular current income consistent with the preservation of principal. Unit investment trusts are particularly suited for investors who prefer to seek long-term profits by purchasing and holding investments, rather than through active trading. Few individuals have the knowledge, resources or capital to buy and hold a diversified portfolio on their own; it would generally take a considerable sum of money to obtain the breadth and diversity that Defined Asset Funds offer. Your investment objectives may call for a combination of Defined Asset Funds.
     Defined Asset Funds reflect a buy and hold strategy that the Sponsor believes can be more effective and less expensive than active management. This strategy is premised on selection criteria and procedures, diversification and regular monitoring by investment professionals. Various advertisements and sales literature may summarize the results of economic studies concerning how stock movement has tended to be concentrated and how longer-term investments can tend to reduce risk.
     One of the most important investment decisions you face may be how to allocate your investments among asset classes. Diversification among different kinds of investments can balance the risks and rewards of each one. Most investment experts recommend stocks for long-term capital growth. Long-term corporate bonds offer relatively high rates of interest income. By purchasing both defined equity and defined bond funds, investors can receive attractive current income, as well as growth potential, offering some protection against inflation. From time to time various advertisements, sales literature, reports and other information furnished to current or prospective investors may present the average annual compounded rate of return of selected asset classes over various periods of time, compared to the rate of inflation over the same periods.

SUPPLEMENTAL INFORMATION
     Upon writing or calling the Trustee shown on the back cover of this Prospectus, investors will receive without charge supplemental information about the Trust, which has been filed with the SEC. The supplemental information includes more detailed risk factor disclosure about the types of securities that may be part of the Trust's Portfolio and general information about the structure and operation of the Trust.

                             Defined
                             Asset FundsSM

SPONSOR:                           EQUITY INVESTOR FUND
Merrill Lynch,                     TAX-DEFERRED TRUST
Pierce, Fenner & Smith IncorporatedSELECT TEN SERIES
Defined Asset Funds
P.O. Box 9051
Princeton, N.J. 08543-9051         This Prospectus does not contain all of the
(609) 282-8500                     information with respect to the investment
TRUSTEE:                           company set forth in its registration
                                   statement and exhibits relating thereto which
                                   have been filed with the Securities and
                                   Exchange Commission, Washington, D.C. under
                                   the Securities Act of 1933 and the Investment
                                   Company Act of 1940, and to which reference
                                   is hereby made.
EVALUATOR:                         ------------------------------
                                   No person is authorized to give any
                                   information or to make any representations
                                   with respect to this investment company not
                                   contained in its registration statement and
                                   related exhibits; and any information or
                                   representation not contained therein must not
                                   be relied upon as having been authorized.
                                   ------------------------------
                                   When Units of this Trust are no longer
                                   available, this Prospectus may be used as a preliminary prospectus for a future series;
                                   in which case investors should note the
                                   following:
                                   Information contained herein is subject to amendment. A registration statement relating to securities of a future series has been filed with the Securities and Exchange
                                   Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.
                                   This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                                                           -- /97

                                    PART II
             ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS

A. The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.


                                                                SEC FILE OR
                                                               IDENTIFICATION           DATE
                                                                   NUMBER              FILED
                                                            ----------------------------------------
   I.  Bonding Arrangements and Date of Organization of the
            Depositor filed pursuant to Items A and B of
            Part II of the Registration Statement on Form
            S-6 under the Securities Act of 1933:
            Merrill Lynch, Pierce, Fenner & Smith
            Incorporated                                          2-52691             1/17/95
   II.  Information as to Officers and Directors of the
            Depositor filed pursuant to Schedules A and D of
            Form BD under Rules 15b1-1 and 15b3-1 of the
            Securities Exchange Act of 1934:
            Merrill Lynch, Pierce, Fenner & Smith
            Incorporated                                           8-7221         5/26/94, 6/29/92
   III.  Charter documents of the Depositor filed as
            Exhibits to the Registration Statement on Form
            S-6 under the Securities Act of 1933 (Charter,
            By-Laws):
            Merrill Lynch, Pierce, Fenner & Smith
            Incorporated                                      2-73866, 2-77549    9/22/81, 6/15/82


B.  The Internal Revenue Service Employer Identification
Numbers of the Sponsor and Trustee are as follows:
            Merrill Lynch, Pierce, Fenner & Smith
Incorporated                                                     13-5674085
            , Trustee.......................................        13-

                                  UNDERTAKING
The Sponsor undertakes that it will not make any amendment to the Supplement to this Registration Statement which includes material changes without submitting the amendment for Staff review prior to distribution.

                       CONTENTS OF REGISTRATION STATEMENT
The Registration Statement on Form S-6 comprises the following papers and documents:
     The facing sheet of Form S-6.
     The Cross-Reference Sheet (incorporated by reference from the Cross-Reference Sheet of the Registration Statement of Defined Asset Funds Municipal Insured Series, 1933 Act File No. 33-54565).
     The Prospectus.
     Additional Information not included in the Prospectus (Part II).
     The following exhibits:

*1.1    --Form of Trust Indenture.
1.1.1 --Form of Standard Terms and Conditions of Trust Effective as of October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate Series-48, 1933 Act File No. 33-50247).
1.2 --Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement under the Securities Act of 1933 of The Corporate Income Fund, One Hundred Ninety-Fourth Monthly Payment Series, 1933 Act File No. 2-90925).
*3.1    --Opinion of counsel as to the legality of the securities being issued including their consent to the use of their name under the headings 'Taxes' and 'Miscellaneous--Legal Opinion' in the Prospectus.
*5.1    --Consent of independent accountants.
*9.1.1  --Form of Forward Contract.
9.1.2 --Information Supplement (incorporated by reference to Exhibit 9.1 to the Registration Statement of Equity Income Fund, Select Ten Portfolio, 1996 International Series B (United Kingdom and Japan Portfolios), 1933 Act File No. 333-00593).

------------------------------------
* To be filed by amendment.

                                   SIGNATURES
PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 2ND DAY OF MAY, 1997.
             SIGNATURES APPEAR ON PAGES R-3, R-4, R-5, R-6 AND R-7.
     A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.
     A majority of the members of the Board of Directors of Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.
     A majority of the members of the Executive Committee of the Board of Directors of PaineWebber Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.
     A majority of the members of the Board of Directors of Prudential Securities Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.
     A majority of the members of the Board of Directors of Dean Witter Reynolds Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                            File
  Fenner & Smith Incorporated:              Number: 33-43466 and 33-51607

      HERBERT M. ALLISON, JR.
      BARRY S. FREIDBERG
      EDWARD L. GOLDBERG
      STEPHEN L. HAMMERMAN
      JEROME P. KENNEY
      DAVID H. KOMANSKY
      DANIEL T. NAPOLI
      THOMAS H. PATRICK
      JOHN L. STEFFENS
      DANIEL P. TULLY
      ROGER M. VASEY
      ARTHUR H. ZEIKEL
      DANIEL C. TYLER
      (As authorized signatory for Merrill Lynch, Pierce,
      Fenner & Smith Incorporated and
      Attorney-in-fact for the persons listed above)

                               SMITH BARNEY INC.
                                   DEPOSITOR

By the following persons, who constitute a majority of      Powers of Attorney
  the Board of Directors of Smith Barney Inc.:                have been filed
                                                              under the 1933 Act
                                                              File Numbers:
                                                              33-49753, 33-55073
                                                              and 333-10441

      STEVEN D. BLACK
      JAMES BOSHART III
      ROBERT A. CASE
      JAMES DIMON
      ROBERT DRUSKIN
      ROBERT H. LESSIN
      WILLIAM J. MILLS, II
      MICHAEL B. PANITCH
      PAUL UNDERWOOD
      By GINA LEMON
       (As authorized signatory for
       Smith Barney Inc. and
       Attorney-in-fact for the persons listed above)

                            PAINEWEBBER INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Executive Committee of the Board      the following 1933 Act File
  of Directors                              Number: 33-55073
  of PaineWebber Incorporated:

      JOSEPH J. GRANO, JR.
      DONALD B. MARRON
      By
       ROBERT E. HOLLEY
       (As authorized signatory for PaineWebber Incorporated and Attorney-in-fact for the persons listed above)

                       PRUDENTIAL SECURITIES INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute a majority of      Powers of Attorney
  the Board of Directors of Prudential Securities             have been filed
  Incorporated:                                               under Form SE and
                                                              the following 1933
                                                              Act File Numbers:
                                                              33-41631 and
                                                              333-15919

      ROBERT C. GOLDEN
      ALAN D. HOGAN
      A. LAURENCE NORTON, JR.
      LELAND B. PATON
      VINCENT T. PICA II
      MARTIN PFINSGRAFF
      HARDWICK SIMMONS
      LEE B. SPENCER, JR.
      BRIAN M. STORMS
      By RICHARD R. HOFFMANN
       (As authorized signatory for Prudential Securities
       Incorporated and Attorney-in-fact for the persons listed above)

                           DEAN WITTER REYNOLDS INC.
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under Form SE and the following 1933
  the Board of Directors of Dean Witter     Act File Numbers: 33-17085 and
  Reynolds Inc.:                            333-13039

      RICHARD M. DeMARTINI
      ROBERT J. DWYER
      CHRISTINE A. EDWARDS
      CHARLES A. FIUMEFREDDO
      JAMES F. HIGGINS
      MITCHELL M. MERIN
      STEPHEN R. MILLER
      RICHARD F. POWERS III
      PHILIP J. PURCELL
      THOMAS C. SCHNEIDER
      WILLIAM B. SMITH
      By
       MICHAEL D. BROWNE
       (As authorized signatory for
       Dean Witter Reynolds Inc.
       and Attorney-in-fact for the persons listed above)
                                      R-7